SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

82-36022

ZCNSE/T1/88/52


03024621

15 July 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington District of Columbia 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
JUL 16 2003
WASH, D.C. 155 SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED ("SINGTEL")
- 11TH ANNUAL GENERAL MEETING ("AGM")
- EXTRAORDINARY GENERAL MEETING ("EGM")

SingTel will be holding its 11th AGM and an EGM on 29 August 2003. Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose a copy each of the following documents for your attention:-

(a) SingTel's Annual Review & Summary Financial Statement 2002/2003 (which includes the Notice of AGM, Notice of Books Closure and Notice of Record Date);

(b) SingTel's Full Financial Report 2002/2003; and

(c) SingTel's Circular to members (as approved by the Singapore Exchange Securities Trading Limited) with the Notice of EGM therein in relation to the following:-

(1) the proposed adoption of the SingTel Performance Share Plan;
(2) the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited;
(3) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited;
(4) the proposed renewal of the share purchase mandate;

dw 7/18

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

(5) the proposed alterations to the Articles of Association of the Company; and

(6) the proposed share issue mandate.

Our SEC file number is 82-3622.

Yours faithfully



Christina Tan (Ms)
Legal Counsel

encl.

/E:SINGTEL AGM/2003/L-SEC/CT/ll

Notes:

1. With the exception of The Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities in ordinary shares of S$0.15 each in the capital of the Company (**"Ordinary Shares"**), must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Ordinary Shares, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 8 May 2003 (the **"Latest Practicable Date"**), the purchase by the Company of five per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 891,291,334 Ordinary Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.53 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,363,675,741. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.60 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,426,066,134.

   The financial effects of the purchase or acquisition of such Ordinary Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the Company and its subsidiaries and the Company for the financial year ended 31 March 2003 based on these assumptions are set out in paragraph 5.5.5 of the Company's Circular to Members and CUFS Holders dated 15 July 2003.

Resolution 6
Ordinary Resolution: Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company (**"shares"**) whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, **"Instruments"**) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any Other Exchange for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2003

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other stock exchange on which the Ordinary Shares may for the time being be listed or quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the **"Share Purchase Mandate"**);

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and
(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" means that number of issued Ordinary Shares representing five per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution;

"Maximum Price" in relation to Ordinary Shares to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and
(ii) in the case of an off-market purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares;

"Average Closing Price" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose), of an Ordinary Share for the five consecutive trading days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"date of the making of the offer" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 5
Special Resolution: Alterations to the Articles of Association of the Company

That Articles 9(B), 11(B), 19, 116, 138, 140, 150, 154 and 155 and the heading "ALTERATION OF ARTICLES" before Article 154 of the Articles of Association of the Company be and are hereby altered, and Articles 151, 152 and 153 of the Articles of Association of the Company be and are hereby re-numbered, in the manner as set out in the Appendix to the Circular.

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 29 August 2003 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 11th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, of which Resolutions 1, 2, 3, 4 and 6 will be proposed as Ordinary Resolutions and Resolution 5 will be proposed as a Special Resolution:

Resolution 1

Ordinary Resolution: Adoption of the SingTel Performance Share Plan

That:

(a) a new performance share plan to be known as the "SingTel Performance Share Plan" (the **"Plan"**), the rules of which have been submitted to the Meeting and, for the purpose of identification, initialled by the Chairman, under which awards (**"Awards"**) of fully paid-up ordinary shares of S$0.15 each in the capital of the Company (**"Ordinary Shares"**), their equivalent cash value or combinations thereof will be granted, free of charge, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company, and other selected participants, details of which are set out in the Circular to Members and CUFS Holders dated 15 July 2003 (the **"Circular"**), be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the Plan; and

(ii) to modify and/or alter the Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the Plan and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the Plan; and

(c) the Directors of the Company be and are hereby authorised to grant Awards in accordance with the provisions of the Plan and to allot and issue from time to time such number of fully paid-up Ordinary Shares as may be required to be issued pursuant to the vesting of Awards under the Plan, provided that the aggregate number of Ordinary Shares to be allotted and issued pursuant to the Singapore Telecom Share Option Scheme 1999 and the Plan shall not exceed 10 per cent. of the total issued ordinary share capital of the Company from time to time.

Resolution 2

Ordinary Resolution: Approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited

That, pursuant to Exception 9 in Listing Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited, the issue of Ordinary Shares under the SingTel Performance Share Plan be and is hereby approved as an exception to ASX Listing Rule 7.1.

Resolution 3

Ordinary Resolution: Participation by the Relevant Person in the SingTel Performance Share Plan

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, the participation by the Relevant Person in the Relevant Period specified in paragraph 4.2 of the Circular in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 4

Ordinary Resolution: Renewal of Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the **"Companies Act"**), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Ordinary Shares not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(a) to enable compliance by the Company with the Other Exchange Rules of that Other Exchange;

(b) to allow the holding of, dealings with and enforcement of rights and obligations in relation to, securities issued by the Company ("Relevant Securities") in a manner that:-

(i) conforms with the trading, settlement and delivery systems used on that Other Exchange including, without limitation, by approving a nominee or holder nominated by that Other Exchange (the "Other Exchange Depository") to be entered in the records of the Depository in respect of Relevant Securities that might be traded on that Other Exchange and by providing for the rights under these presents of persons entered in the records of the Other Exchange Depository; and

(ii) as far as practicable, ensures that a person who acquires Relevant Securities which are affected by rules made under sub-paragraph (i) above (including, without limitation, where the person is entered in respect of such Relevant Securities in the records of the Other Exchange Depository) has the same rights and entitlements against, and obligations to, the Company, each member, each holder of Relevant Securities and each officer of the Company, that the person would have if the person had acquired the Relevant Securities on the Main Exchange and been entered in respect of that Relevant Security in the records of the Depository; and

(c) for all matters or things which the Directors consider are necessary or expedient in connection with the listing of the Company on that Other Exchange.

(B) A rule made by the Directors under Article **153**(A):-

(a) may be revoked, supplemented, varied or replaced by the Directors if to do so would not contravene Article **153**(C); and

(b) as in force from time to time, takes effect as a provision of these presents.

(C) A rule made by the Directors under Article **153**(A) only takes effect:-

(a) if such rule would not:-

(i) materially and adversely affect the rights of the members of the Company; and

(ii) be in conflict with any other provisions of the Statutes or these presents; and

(b) after:–

(i) *the prior written approval of the Main Exchange has been obtained for the making of such rule; and*

(ii) one month has elapsed after notice setting out the terms of the rule, the reason for its adoption and the consequences of its adoption has been given, in such manner as the Directors deem fit (including without limitation by advertisement of such notice in the daily press), to the members of the Company."

Proposed Alterations to the Existing Heading "ALTERATION OF ARTICLES" and Existing Article 154

By deleting the existing heading "ALTERATION OF ARTICLES" before Article 154 and existing Article 154 in their entirety.

I. Existing Article 155

"155.(A) If the Company is listed or seeks a listing on an Other Exchange, the Directors may, subject to Article 155(C), make rules under this Article:-

(a) to enable compliance by the Company with the Other Exchange Rules of that Other Exchange;

(b) to allow the holding of, dealings with and enforcement of rights and obligations in relation to, securities issued by the Company ("Relevant Securities") in a manner that:-

(i) conforms with the trading, settlement and delivery systems used on that Other Exchange including, without limitation, by approving a nominee or holder nominated by that Other Exchange (the "Other Exchange Depository") to be entered in the records of the Depository in respect of Relevant Securities that might be traded on that Other Exchange and by providing for the rights under these presents of persons entered in the records of the Other Exchange Depository; and

(ii) as far as practicable, ensures that a person who acquires Relevant Securities which are affected by rules made under sub-paragraph (i) above (including, without limitation, where the person is entered in respect of such Relevant Securities in the records of the Other Exchange Depository) has the same rights and entitlements against, and obligations to, the Company, each member, each holder of Relevant Securities and each officer of the Company, that the person would have if the person had acquired the Relevant Securities on the Main Exchange and been entered in respect of that Relevant Security in the records of the Depository; and

(c) for all matters or things which the Directors consider are necessary or expedient in connection with the listing of the Company on that Other Exchange.

(B) A rule made by the Directors under Article 155(A):-

(a) may be revoked, supplemented, varied or replaced by the Directors if to do so would not contravene Article 155(C); and

(b) as in force from time to time, takes effect as a provision of these presents.

(C) A rule made by the Directors under Article 155(A) only takes effect:-

(a) if such rule would not:-

(i) materially and adversely affect the rights of the members of the Company; and

(ii) be in conflict with any other provisions of the Statutes or these presents; and

(b) after:–

(i) the prior written approval of the Main Exchange has been obtained for the making of such rule; and

(ii) one month has elapsed after notice setting out the terms of the rule, the reason for its adoption and the consequences of its adoption has been given, in such manner as the Directors deem fit (including without limitation by advertisement of such notice in the daily press), to the members of the Company."

Proposed Alterations to Existing Article 155

By deleting existing Article 155 in its entirety and substituting therefor the following:

"**153**.(A) If the Company is listed or seeks a listing on an Other Exchange, the Directors may, subject to Article **153**(C), make rules under this Article:-

their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(B) In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 138(A), the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit."

F. Existing Article 140

"140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed five months."

Proposed Alterations to Existing Article 140

By deleting existing Article 140 in its entirety and substituting therefor the following:

"140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed **four months (or such other period as may be permitted by the Act)."**

G. Existing Article 150

"150. On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the members in General Meeting. The amount of such commission or fee shall be notified to all members not less than seven days prior to the Meeting at which it is to be considered."

Proposed Alterations to Existing Article 150 and Re-numbering of Existing Articles 151, 152 and 153

By deleting existing Article 150 in its entirety and by re-numbering existing Articles 151, 152 and 153 as Articles 150, 151 and 152 respectively.

H. Existing Heading "ALTERATION OF ARTICLES" and Existing Article 154

" ALTERATION OF ARTICLES

154. Where these presents have been approved by any Stock Exchange upon which the shares in the Company may be listed if to do so is required by any applicable Exchange Rules, no provisions of these presents shall be deleted, amended or added without the prior written approval of such Stock Exchange which had previously approved these presents."

D. *Existing Article 116*

"116. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article."

Proposed Alterations to Existing Article 116

By deleting existing Article 116 in its entirety and substituting therefor the following:

"116. The business and affairs of the Company shall be managed by **or under the direction** of the Directors. **The Directors** may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these presents **and** to the provisions of the Statutes. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article."

E. *Existing Article 138*

"138. The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned."

Proposed Alterations to Existing Article 138

By deleting existing Article 138 in its entirety and substituting therefor the following:

"138.**(A)** The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on

Proposed Alterations to Existing Article 11(B)

By deleting existing Article 11(B) in its entirety and substituting therefor the following:

"11.(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. **If required by the Statutes,** any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. **In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes and any applicable Exchange Rules."**

C. Existing Article 19

"19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days of the closing date of any application for shares (or such other period as may be required by any applicable Exchange Rules) or within 15 market days after the date of lodgement of a registrable transfer (or such other period as may be required by any applicable Exchange Rules) one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities."

Proposed Alterations to Existing Article 19

By deleting existing Article 19 in its entirety and substituting therefor the following:

"19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be required by any applicable Exchange Rules) **of the closing date of any application for shares or, as the case may be,** the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities."

Proposed Alterations to Existing Article 9(B)

By deleting existing Article 9(B) in its entirety and substituting therefor the following:

"9.(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) **(subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:**

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising **the authority conferred by the Ordinary Resolution**, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest)."

B. *Existing Article 11(B)*

"11.(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. Any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled."

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The alterations which are proposed to be made to the Articles are set out below. For ease of reference, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations highlighted.

A. *Existing Article 9(B)*

"9.(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above:-

(i) the percentage of issued share capital shall be calculated based on the maximum potential issued share capital of the Company as at the date of the passing of the Ordinary Resolution (including all shares which may be issued upon the conversion or exercise of any convertible securities and share options that have been issued pursuant to any previous shareholder approval and which are outstanding as at the date of the passing of the Ordinary Resolution), adjusted for any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest)."

11. ACTION TO BE TAKEN BY MEMBERS AND CUFS HOLDERS

11.1 If a Member is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 3.00 p.m. on 27 August 2003. The completion and return of the Proxy Form by a Member will not prevent him from attending and voting at the EGM in person if he so wishes.

11.2 If a CUFS holder wishes to attend and vote at the EGM, or wishes to nominate a proxy to attend and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

12. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

13. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at GPO Box 242, Melbourne VIC 8060, Australia, during normal business hours from the date hereof up to and including the date of the EGM:

(i) the Rules of the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan;
(ii) the audited consolidated accounts of the Company for the financial year ended 31 March 2003;
(iii) the 2002 Circular; and
(iv) the Articles.

Yours faithfully,
for and on behalf of the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED



ANG KONG HUA
Chairman

8.3 The Directors are prohibited under the ASX Listing Rules from voting in respect of Ordinary Resolution 3, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX, and accordingly have also abstained from making any recommendation in respect of Ordinary Resolution 3.

8.4 The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Members vote in favour of Resolution 4, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate.

8.5 The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. They accordingly recommend that Members vote in favour of Resolution 5, being the Special Resolution relating to the proposed alterations to the Articles.

8.6 The Directors are of the opinion that the proposed Share Issue Mandate is in the best interests of the Company. They accordingly recommend that Members vote in favour of Resolution 6, being the Ordinary Resolution relating to the proposed Share Issue Mandate.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

9.1 The interests of the Directors in the Ordinary Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

	Number of Ordinary Shares		Number of Ordinary Shares comprised in unexercised options
Director	**Direct Interest**	**Deemed Interest**	
Ang Kong Hua	501,540	1,540[1]	140,000
Lee Hsien Yang	752,393	1,740[1]	6,170,000
Paul Chan Kwai Wah	1,880	1,740[1]	60,000
Heng Swee Keat	1,490	1,490[1]	–
Simon Israel	5,000	–	–
Tommy Koh	3,700	650[1]	–
LG Lim Chuan Poh	1,540	–	–
John Powell Morschel	3,200	–	60,000
Chumpol NaLamlieng	–	–	60,000
Quek Poh Huat	1,880	1,740[1]	60,000
Jackson Peter Tai	110,000	–	60,000
Nicky Tan Ng Kuang	–	–	60,000

Notes:
(1) Held by spouse

9.2 The interests of the substantial shareholders of the Company in the Ordinary Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

	Number of Ordinary Shares		
Substantial Shareholder	**Direct Interest**	**Deemed Interest**	**Total Percentage Interest**
Temasek Holdings (Private) Limited	11,971,746,846	3,084,000[1]	67.18%
The Capital Group Companies, Inc.	–	1,062,784,233[1]	5.96%

Notes:
(1) Held through associated and/or subsidiary companies

10. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 27 to 30 of this Circular, will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 29 August 2003 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 11th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary and Special Resolutions respectively set out in the Notice of the EGM.

7.2 Limit on Shares

The aggregate number of shares to be issued pursuant to the Share Issue Mandate, including shares to be issued in pursuance of Instruments made or granted pursuant thereto, will be subject to a limit of 50 per cent. of the issued share capital of the Company, with a sub-limit of 15 per cent. of the issued share capital for shares issued other than on a *pro rata* basis to shareholders. The sub-limit of 15 per cent. is lower than the sub-limit of 20 per cent. permitted under Article 9(B) of the Articles (as proposed to be amended) and the Listing Manual of the SGX-ST. The limits under the Share Issue Mandate will be calculated based on the issued share capital of the Company at the time of the passing of the Share Issue Mandate, after adjusting for:

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of the Share Issue Mandate; and
(ii) any subsequent consolidation or subdivision of shares.

The share options and share awards referred to in sub-paragraph (i) above are to those granted by the Company pursuant to share plans governed by Part VIII of Chapter 8 of the Listing Manual of the SGX-ST.

In exercising the authority conferred under the Share Issue Mandate, the Company will comply with the provisions of the Listing Manual of the SGX-ST, unless such compliance has been waived by the SGX-ST.

7.3 Duration of Share Issue Mandate

The Share Issue Mandate will take effect from the passing of the resolution approving the Share Issue Mandate at the EGM and will continue in force until the conclusion of the next Annual General Meeting of the Company unless prior thereto, issues of shares are made to the full extent permitted by the Share Issue Mandate or the Share Issue Mandate is revoked or varied by the Company in general meeting. The Share Issue Mandate, in the form proposed, is intended to be placed before shareholders for renewal at each subsequent Annual General Meeting of the Company.

7.4 Rationale for Share Issue Mandate

If approved, the Share Issue Mandate will, in addition to the usual authority to issue shares, enable the Company to make or grant Instruments during the validity period of the Share Issue Mandate, and to issue shares in pursuance of such Instruments subject to the specified limits. A general (as opposed to specific) approval for the Directors to make or grant Instruments will also enable the Company to act quickly and take advantage of market conditions. The expense and delay of otherwise having to convene general meetings of the Company to approve the making or granting of each specific Instrument would thus be avoided.

It is for the above reasons that the Directors believe that the Share Issue Mandate, in the form as proposed, would be in the best interests of the Company and its shareholders.

8. RECOMMENDATIONS

8.1 The Directors (save for Lee Hsien Yang who is eligible to participate, and therefore interested, in the SingTel Performance Share Plan) are of the opinion that the proposed adoption of the SingTel Performance Share Plan is in the best interests of the Company, and accordingly recommend that Members vote in favour of Ordinary Resolution 1, being the Ordinary Resolution relating to the proposed adoption of the SingTel Performance Share Plan.

The Company will procure persons who are eligible to participate in the SingTel Performance Share Plan to abstain from voting on Ordinary Resolution 1, being the Ordinary Resolution relating to the proposed adoption of the SingTel Performance Share Plan.

8.2 The Directors are prohibited under the ASX Listing Rules from voting in respect of Ordinary Resolution 2, being the Ordinary Resolution relating to the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of ASX, and accordingly have also abstained from making any recommendation in respect of Ordinary Resolution 2.

The Company will procure persons who are eligible to participate in the SingTel Performance Share Plan to abstain from voting on Ordinary Resolution 2, being the Ordinary Resolution relating to the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of ASX.

Article 138

Existing Article 138 currently permits the Company to capitalise its reserves solely for the purposes of a bonus issue of Ordinary Shares to Members. Article 138 is proposed to be re-numbered as Article 138(A) and a new Article 138(B) is proposed to be inserted to facilitate the issue of new Ordinary Shares, by way of capitalisation of reserves, to Participants pursuant to the SingTel Performance Share Plan.

Article 140

In order to reflect the current requirements under the Companies Act, Article 140 is proposed to be altered so as to provide that the interval between the close of a financial year of the Company and the issue of its accounts shall not be more than four months (or such other period as may be permitted by the Companies Act).

Article 150

Article 150 relates to the obtaining of members' prior approval for the payment of any commission or fee to the liquidator in a voluntary winding up of the Company. This provision is no longer required to be included in the Articles under the Listing Manual of the SGX-ST, and is therefore proposed to be deleted accordingly.

Notwithstanding the deletion of Article 150 from the Articles, where so required by the Companies Act, the Listing Manual of the SGX-ST, the ASX Listing Rules or other applicable laws and regulations, the relevant authorisation or clearance (including shareholders' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary winding up of the Company.

Article 154

Article 154 relates to the obtaining of the SGX-ST's prior written approval for any alterations to the Articles. This provision is no longer required to be included in the Articles under the Listing Manual of the SGX-ST, and is therefore proposed to be deleted accordingly.

Notwithstanding that the provision is no longer required to be included in the Articles, it will still be necessary for the Company to obtain the prior written approval of the SGX-ST for any deletions, amendments or additions to its Articles under Rule 729 of the Listing Manual of the SGX-ST and to comply with the ASX Listing Rules.

Article 155

The proposed alterations to Article 155 are consequential upon the proposed deletions of Articles 150 and 154.

6.2 The text of the Articles which are proposed to be altered are set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Members' approval.

7. THE PROPOSED SHARE ISSUE MANDATE

7.1 Proposed Share Issue Mandate

The Company is seeking approval of Members at the EGM for a mandate (the "**Share Issue Mandate**") to be given to the Directors to:

(i) issue shares whether by way of rights, bonus or otherwise; and/or

(ii) make or grant Instruments that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

and (notwithstanding that the authority so conferred may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the authority was in force.

Under the Companies Act and the Listing Manual of the SGX-ST, shareholder approval is required to be obtained for issues of new shares in accordance with their respective requirements. In contrast, under ASX Listing Rules, no shareholder approval is required for new share issues up to 15 per cent. of the issued share capital of the Company. However, specific shareholder approval would have to be obtained under ASX Listing Rule 7.1 for new share issues exceeding 15 per cent. of capital over a 12 month period, unless a permitted exception applies.

5.9 No Share Purchases in the Last 12 Months

The Company has not entered into any transactions to acquire Ordinary Shares by way of Market Purchases or Off-Market Purchases pursuant to an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date. The last Market Purchase was made on 27 March 2001 for 1,000,000 Ordinary Shares for a total consideration of S$2,091,717.53.

6. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

6.1 The proposed alterations to Articles 9(B), 19, 150, 154 and 155 are to update them to be in line with the Listing Manual of the SGX-ST. The proposed alterations to Articles 11(B), 116 and 140 are to bring them in line with the current requirements of the Companies Act. The proposed alterations to Article 138 are in order to facilitate the issue of new Ordinary Shares to Participants of the SingTel Performance Share Plan.

The following is a summary of the proposed alterations:

Article 9(B)

Article 9(B) currently provides that the Company may by ordinary resolution give the Directors a general authority to issue shares and to make or grant offers, agreements or options (collectively, **"Instruments"**) that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of any Instrument made or granted while the authority was in force. The aggregate number of shares that may be issued pursuant to the ordinary resolution cannot exceed 50 per cent. of the issued share capital of the Company (the **"50% Limit"**), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20 per cent. of the issued share capital of the Company (the **"20% Sub-Limit"**).

Article 9(B) is proposed to be updated to be in line with Rule 806 of the Listing Manual of the SGX-ST, which was amended by the SGX-ST with effect from 3 January 2003.

The proposed alterations to Article 9(B) will make it clear that the general authority to make or grant Instruments can include the authority to make adjustments. However, any shares to be issued pursuant to adjustments have to be included under the 50% Limit and the 20% Sub-Limit. In addition, under Article 9(B) as proposed to be altered, the 50% Limit and the 20% Sub-Limit will be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and
(ii) any subsequent consolidation or subdivision of shares.

Article 11(B)

Article 11(B) currently empowers the Company to purchase or acquire shares in the issued share capital of the Company. In line with the current requirements of the Companies Act, Article 11(B) further provides that any shares so purchased or acquired by the Company shall be cancelled immediately upon such purchase or acquisition.

Article 11(B) is proposed to be altered to provide that any shares purchased or acquired by the Company shall be deemed cancelled if required by the Companies Act and the Company may deal with any shares so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Companies Act.

Article 19

Article 19 is proposed to be altered to reflect the present requirements under the Listing Manual of the SGX-ST relating to the time-line (which has been reduced from 15 market days to 10 market days) by which a share certificate has to be issued and ready for delivery following lodgement of a registrable transfer of physical scrip.

Article 116

Article 116 is proposed to be altered to be in line with the provisions of new Section 157A of the Companies Act. New Section 157A was introduced pursuant to the Companies (Amendment) Act 2003, which came into effect on 15 May 2003. New Section 157A makes it clear that the powers of management of a company reside with the directors of the company, except for those powers which the Companies Act or the memorandum or articles specify are to be exercised by the company in general meeting.

5.7.2 As the Company's issued ordinary share capital will be diminished by the total nominal amount of Ordinary Shares purchased or acquired by the Company, the interest of a person in Ordinary Shares (such Ordinary Shares not being the subject of a share purchase or acquisition by the Company) immediately following a share purchase or acquisition by the Company will increase correspondingly. The Company wishes to draw the attention of Members and CUFS holders to the following consequences of a purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Members:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED ORDINARY SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED ORDINARY SHARES.

5.8 Take-over Implications

5.8.1 If, as a result of any purchase or acquisition by the Company of Ordinary Shares, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers (**"Take-over Code"**). If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code.

5.8.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely, (i) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (ii) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of at least 20 per cent. but not more than 50 per cent. of the equity share capital of a company will be regarded as the test of associated company status.

5.8.3 The circumstances under which Members (including Directors), CUFS holders and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Ordinary Shares by the Company are set out in Appendix 2 of the Take-over Code (**"Appendix 2"**).

5.8.4 The effect of Appendix 2 is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

5.8.5 Under Appendix 2, a shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such shareholder in the Company would increase to 30 per cent. or more, or if such shareholder holds between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such shareholder would increase by more than one per cent. in any period of six months. Such shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

5.8.6 Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 9.2 below, the substantial shareholders of the Company would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of five per cent. of its issued Ordinary Shares as at the Latest Practicable Date.

5.8.7 **Members and CUFS holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any share purchase by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.**

MEMBERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE AFOREMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to five per cent. of the issued Ordinary Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire five per cent. of the issued Ordinary Shares.

5.6 Listing Rules

5.6.1 The Listing Manual of the SGX-ST specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties, clearing charges, etc.) paid or payable for the shares.

5.6.2 While the Listing Manual of the SGX-ST does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company would not purchase or acquire any Ordinary Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's quarterly, half yearly and annual results respectively.

5.6.3 The Listing Manual of the SGX-ST now requires a listed company to ensure that at least 10 per cent. of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek Holdings (Private) Limited has an interest (both direct and deemed) in 11,974,830,846 Ordinary Shares representing approximately 67.18 per cent. of the issued Ordinary Shares as at that date. Approximately 26.9 per cent. of the issued Ordinary Shares are held by public shareholders. Assuming the Company had purchased or acquired Ordinary Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 23.0 per cent. of the issued Ordinary Shares would have been held by public shareholders as at that date.

The Company will ensure that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

5.6.4 As mentioned in paragraph 3.1 above, the Company has been admitted to the Official List of ASX. The ASX Listing Rules set out certain requirements that may be additional to the requirements of the Listing Manual of the SGX-ST unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than five per cent above the average market price for the buy-back securities calculated over the last five days on which sales were recorded. This is similar to Rule 884 of the Listing Manual of the SGX-ST, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the Listing Manual of the SGX-ST, the Australian Corporations Act 2001 and the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

5.7 Shareholding Limit

5.7.1 The Articles currently prescribe a limit (the **"Shareholding Limit"**) of 15 per cent. of the issued share capital of the Company in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Ordinary Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

Market Purchases

As at 31 March 2003	Group: Before Share Purchase S$m	Group: After Share Purchase S$m	Company: Before Share Purchase S$m	Company: After Share Purchase S$m
Shareholders' Funds	15,470.00	14,106.32	14,922.90	13,559.22
Net Assets	15,618.90	14,255.22	14,922.90	13,559.22
Current Assets	3,798.90	3,309.50	1,888.00	1,398.60
Current Liabilities	4,719.20	4,719.20	1,883.10	1,883.10
Total Borrowings	10,672.40	11,546.68	6,438.00	7,312.28
Cash and Cash Equivalents	949.40	460.00	489.40	–
Number of Ordinary Shares ('000)	17,825,827	16,934,535	17,825,827	16,934,535
Financial Ratios				
Net Assets per Ordinary Share (S$)	0.8762	0.8418	0.8372	0.8007
Gearing (%)	69.0	81.9	43.1	53.93
Current Ratio (times)	0.80	0.70	1.00	0.74

Off-Market Purchases

As at 31 March 2003	Group: Before Share Purchase S$m	Group: After Share Purchase S$m	Company: Before Share Purchase S$m	Company: After Share Purchase S$m
Shareholders' Funds	15,470.00	14,043.93	14,922.90	13,496.83
Net Assets	15,618.90	14,192.83	14,922.90	13,496.83
Current Assets	3,798.90	3,309.50	1,888.00	1,398.60
Current Liabilities	4,719.20	4,719.20	1,883.10	1,883.10
Total Borrowings	10,672.40	11,609.07	6,438.00	7,374.67
Cash and Cash Equivalents	949.40	460.00	489.40	–
Number of Ordinary Shares ('000)	17,825,827	16,934,535	17,825,827	16,934,535
Financial Ratios				
Net Assets per Ordinary Share (S$)	0.8762	0.8381	0.8372	0.7970
Gearing (%)	69.0	82.7	43.1	54.64
Current Ratio (times)	0.80	0.70	1.00	0.74

(i) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Ordinary Shares; and
(ii) in the case of an Off-Market Purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes, "**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Ordinary Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of an Ordinary Share for the five consecutive market days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Ordinary Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

5.4 Source of Funds

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

5.5 Financial Effects

5.5.1 The Company's total issued ordinary share capital will be diminished by the total nominal amount (or par value) of the Ordinary Shares purchased or acquired by the Company. The consideration paid by the Company for the purchase or acquisition of Ordinary Shares (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

5.5.2 The financial effects on the Company and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

5.5.3 Based on the existing issued and paid-up ordinary share capital of the Company as at the Latest Practicable Date, the purchase by the Company of five per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 891,291,334 Ordinary Shares.

5.5.4 In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.53 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,363,675,741. In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.60 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,426,066,134.

5.5.5 For illustration purposes only, on the basis of the assumptions set out in paragraph 5.5.4 above, the financial effects of the acquisition of such Ordinary Shares by the Company pursuant to the Share Purchase Mandate on the audited financial accounts of the Group and the Company for the financial year ended 31 March 2003 are set out below:

5.3 Authority and Limits of the Share Purchase Mandate

The authority and limitations placed on purchases or acquisitions of Ordinary Shares by the Company under the proposed Share Purchase Mandate, if renewed at the forthcoming EGM, are substantially the same as were previously approved by Members at the 2002 EGM, and, for the benefit of Members, are summarised below:

5.3.1 *Maximum Number of Ordinary Shares*

The total number of Ordinary Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Ordinary Shares representing not more than five per cent. of the issued ordinary share capital of the Company as at the date of the forthcoming EGM at which the renewal of the Share Purchase Mandate is approved.

5.3.2 *Duration of Authority*

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the forthcoming EGM at which the renewal of the Share Purchase Mandate is approved, up to:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or
(ii) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

5.3.3 *Manner of Purchases or Acquisitions of Ordinary Shares*

Purchases or acquisitions of Ordinary Shares may be made by way of:

(i) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST, or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose; and/or
(ii) off-market purchases ("**Off-Market Purchases**"), otherwise than on a stock exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Rules of the SGX-ST (or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted) and the Companies Act, as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all of the following conditions:

(a) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;
(b) all of those persons shall be given a reasonable opportunity to accept the offers made; and
(c) the terms of all the offers are the same (except that there shall be disregarded (I) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (II) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;
(2) period and procedures for acceptances; and
(3) information required under Rule 883(2), (3), (4) and (5) of the Listing Manual of the SGX-ST.

5.3.4 *Purchase Price*

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors must not exceed:

4.2.4 None of the Directors or ASX Associates have received any awards of Ordinary Shares under the SingTel Performance Share Plan as at the Latest Practicable Date. The executive Directors are eligible to participate in the SingTel Performance Share Plan.

4.2.5 In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(i) a Director of the Company; and
(ii) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

5. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

5.1 Background

5.1.1 At an Extraordinary General Meeting of the Company held on 30 August 2002 (the **"2002 EGM"**), Members had approved, *inter alia*, the renewal of a mandate (the **"Share Purchase Mandate"**) to enable the Company to purchase or otherwise acquire issued Ordinary Shares. The rationale for, the authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in the Company's Circular to Members and CUFS Holders dated 15 July 2002 (the **"2002 Circular"**) and Ordinary Resolution 2 set out in the Notice of the 2002 EGM.

5.1.2 The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2002 EGM and will expire on the date of the forthcoming 11th Annual General Meeting convened to be held on 29 August 2003. Accordingly, the Directors propose that the Share Purchase Mandate be renewed at the EGM immediately following the 11th Annual General Meeting.

5.2 Rationale

5.2.1 The rationale for the Company to undertake the purchase or acquisition of its issued Ordinary Shares, as previously stated in the 2002 Circular, is as follows:

(i) In managing the business of the Group, management strives to increase shareholders' value by improving, inter alia, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.
(ii) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, inter alia, the Company's share capital structure and its dividend policy.
(iii) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

5.2.2 The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Ordinary Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

5.2.3 While the Share Purchase Mandate would authorise a purchase or acquisition of Ordinary Shares up to the five per cent. limit described in paragraph 5.3.1 below, it should be noted that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full five per cent. limit as authorised, and no purchases or acquisitions of Ordinary Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 A summary of the terms of the SingTel Performance Share Plan is set out in paragraph 2.2 above.

3.4 In addition to providing a summary of the terms of the SingTel Performance Share Plan, in accordance with the ASX Listing Rules, the Company is also required to inform shareholders of the number of shares issued under the SingTel Performance Share Plan since the date of last approval. The SingTel Performance Share Plan has not yet been implemented by the Directors and has not previously been the subject of shareholder approval. As at the Latest Practicable Date, no Ordinary Shares have been issued under the SingTel Performance Share Plan.

3.5 In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(i) a Director of the Company; and
(ii) an ASX Associate (as defined in paragraph 4.1 below) of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

4.1 Under the ASX Listing Rules, a director, an associate (**"ASX Associate"**) of a director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the ordinary shareholders approve that participation by ordinary resolution and that approval is given not earlier than at the last annual general meeting. For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of Ordinary Shares under the SingTel Performance Share Plan). An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

4.2 The relevant approval is thus being sought from Members at the EGM. In accordance with ASX requirements, the following information is provided:

4.2.1 The person (the **"Relevant Person"**) in relation to whom approval to participate in the SingTel Performance Share Plan in the period (the **"Relevant Period"**) from the date of the 11th Annual General Meeting until the date of the 12th Annual General Meeting or the date falling 12 months after the date of the 11th Annual General Meeting, whichever is the earlier, is being sought is:

Lee Hsien Yang

4.2.2 The maximum number of Ordinary Shares that may be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	Maximum Number of Ordinary Shares
Lee Hsien Yang	1,500,000

4.2.3 The Ordinary Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person in the Relevant Period will be awarded free of charge.

The other terms and conditions of Ordinary Shares to be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

Save for the prescribed performance conditions attached to incentive share options granted under the 1999 Scheme, options outstanding as at the Latest Practicable Date are not subject to any material conditions.

Details of existing options granted to, and accepted by, certain Directors under the 1999 Scheme as at the Latest Practicable Date are as follows:

	Offer Date	Exercise Period	Subscription Price (S$)	Number of Ordinary Shares allotted upon exercise of options	Number of Ordinary Shares comprised in unexercised options
Ang Kong Hua	9.9.02	9.9.03 to 9.9.07	1.42	0	140,000
Lee Hsien Yang	9.11.99	10.11.00 to 9.11.09	3.03	0	500,000
	9.6.00	10.6.01 to 9.6.10	2.26	0	1,500,000
	30.5.01	31.5.02 to 30.5.11	1.69	0	1,900,000
	3.7.02	4.7.05 to 3.7.12	1.36	0	2,150,000
Paul Chan Kwai Wah	9.9.02	9.9.03 to 9.9.07	1.42	0	60,000
John Powell Morschel	9.9.02	9.9.03 to 9.9.07	1.42	0	60,000
Chumpol NaLamlieng	9.9.02	9.9.03 to 9.9.07	1.42	0	60,000
Quek Poh Huat	9.9.02	9.9.03 to 9.9.07	1.42	0	60,000
Jackson Peter Tai	9.9.02	9.9.03 to 9.9.07	1.42	0	60,000
Nicky Tan Ng Kuang	9.9.02	9.9.03 to 9.9.07	1.42	0	60,000

Existing Awards

38,512,237 Ordinary Shares are comprised in awards granted on 25 June 2003 to 1,543 participants, subject to performance conditions set over a three year period from 1 April 2003 to 31 March 2006 pursuant to the SingTel Executives' Performance Share Plan. No Ordinary Shares will be released should the level of achievement fall below certain prescribed percentages of the performance conditions set.

Of the aggregate number of 38,512,237 Ordinary Shares comprised in awards granted on 25 June 2003 pursuant to the SingTel Executives' Performance Share Plan, an award comprising 1,405,424 Ordinary Shares was granted to Lee Hsien Yang *.

* The ASX has granted a waiver of ASX Listing Rule 10.14 in connection with the grant of an award comprising 1,405,424 Ordinary Shares to Lee Hsien Yang under the SingTel Executives' Performance Share Plan.

2.5 Approvals

The SGX-ST has granted approval in-principle for the listing and quotation of the new Ordinary Shares to be issued pursuant to the SingTel Performance Share Plan. Admission of the new Ordinary Shares to, and quotation of the new Ordinary Shares on, the Main Board of the SGX-ST are in no way reflective of the merits of the Company, the Group or the proposed adoption of the SingTel Performance Share Plan.

3. THE PROPOSED APPROVAL OF THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF EXCEPTION 9 IN RULE 7.2 OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

3.1 The Company was admitted to the Official List of ASX on 5 September 2001, and is therefore subject to the ASX Listing Rules.

3.2 ASX Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a 12 month period, the amount of equity securities issued is more than 15 per cent. of the number of ordinary shares on issue at the start of that 12 month period. Under Exception 9 in ASX Listing Rule 7.2, an issue of securities under an employee incentive scheme is an exception to ASX Listing Rule 7.1 (and therefore does not detract from the available 15 per cent. limit under ASX Listing Rule 7.1) if within three years before the date of issue, shareholders have approved the issue of securities as an exception to ASX Listing Rule 7.1. Accordingly, Members are being requested to approve the issue of Ordinary Shares under the SingTel Performance Share Plan as an exception to ASX Listing Rule 7.1.

2.4 Particulars of Existing Options and Existing Awards

Existing Options

Options to subscribe for an aggregate of 255,031,327 Ordinary Shares, representing 1.43 per cent. of the issued share capital of the Company as at the Latest Practicable Date, have been offered to a total of 5,230 participants under the 1999 Scheme.

The particulars of existing share options outstanding as at the Latest Practicable Date are as follows:

1999 Scheme

Offer Date	Exercise Period	Subscription Price (S$)	Number of Ordinary Shares allotted upon exercise of options	Number of Ordinary Shares comprised in unexercised options	Number of participants
9.11.99	10.11.00 to 9.11.09	3.03	0	8,223,000	604
15.5.00	16.5.01 to 15.5.10	2.29	0	30,000	1
9.6.00	10.6.01 to 9.6.10	2.26	0	32,433,500	833
3.7.00	4.7.01 to 3.7.10	2.40	0	30,000	1
26.7.00	27.7.01 to 26.7.10	2.32	0	–	–
7.8.00	8.8.01 to 7.8.10	2.33	0	20,000	1
14.8.00	15.8.01 to 14.8.10	2.33	0	–	–
1.9.00	2.9.01 to 1.9.10	2.75	0	112,500	1
11.9.00	12.9.01 to 11.9.10	2.66	0	20,000	1
25.9.00	26.9.01 to 25.9.10	2.59	0	20,000	1
2.10.00	3.10.01 to 2.10.10	2.54	0	555,000	1
25.10.00	26.10.01 to 25.10.10	2.70	0	10,000	1
2.1.01	3.1.02 to 2.1.11	2.68	0	40,000	2
8.1.01	9.1.02 to 8.1.11	2.67	0	225,000	1
12.2.01	13.2.02 to 12.2.11	2.85	0	15,000	1
19.2.01	20.2.02 to 19.2.11	2.84	0	35,000	2
2.5.01	3.5.02 to 2.5.11	1.80	0	225,000	1
30.5.01	31.5.02 to 30.5.11	1.69	0	54,305,000	1,118
1.6.01	2.6.02 to 1.6.11	1.67	0	30,000	1
2.7.01	3.7.02 to 2.7.11	1.84	0	25,000	1
5.7.01	6.7.02 to 5.7.11	1.86	0	15,000	1
9.7.01	10.7.02 to 9.7.11	1.84	0	40,000	1
1.8.01	2.8.02 to 1.8.11	1.81	0	25,000	2
8.8.01	9.8.02 to 8.8.11	1.87	0	150,000	1
16.8.01	17.8.02 to 16.8.11	1.89	0	78,000	1
1.10.01	2.10.02 to 1.10.11	1.76	0	20,000	1
29.11.01	30.11.02 to 29.11.11	1.73	0	36,817,000	603
10.12.01	11.12.02 to 10.12.11	1.75	0	222,000	1
15.1.02	16.1.03 to 15.1.12	1.72	0	–	–
21.2.02	22.2.03 to 21.2.12	1.63	0	69,000	1
30.5.02	31.5.03 to 30.5.12	1.54	0	100,900,100	1,701
3.6.02	4.6.03 to 3.6.12	1.54	0	125,000	1
3.7.02	4.7.05 to 3.7.12	1.36	0	11,673,500	16
8.7.02	9.7.03 to 8.7.12	1.42	0	36,000	1
26.8.02	27.8.03 to 26.8.12	1.50	0	222,000	1
9.9.02	10.9.03 to 9.9.07	1.42	0	560,000	10

Optus Executive Option Plan*

Offer Date	Exercise Period	Subscription Price (S$)	Number of Ordinary Shares allotted upon exercise of options	Number of Ordinary Shares comprised in unexercised options	Number of participants
24.5.00	24.5.03 to 24.5.07	3.70 for 1.66 Ordinary Shares	0	7,724,727	316

* As a result of the acquisition of the SingTel Optus Group, the Optus Executive Option Plan was amended to allow SingTel Optus Pty Limited to discharge its obligations by procuring the issue to the Optus option holders of Ordinary Shares in the ratio of 1.66 Ordinary Shares per Optus share option. The figures in the table show the number of unissued Ordinary Shares represented by the corresponding number of outstanding Optus share options based on a ratio of 1.66 Ordinary Shares per Optus share option.

The issue of securities as consideration for an acquisition or a private placement of securities or the cancellation of issued Ordinary Shares purchased or acquired by the Company by way of a market purchase of such Ordinary Shares undertaken by the Company on the SGX-ST or any other stock exchange on which the Ordinary Shares are quoted or listed during the period when a share purchase mandate granted by shareholders (including any renewal of such mandate) is in force shall not normally be regarded as a circumstance requiring adjustment, unless the Committee considers an adjustment to be appropriate, having regard to, in the case of the issue of securities as consideration for an acquisition or a private placement of securities, the number of Ordinary Shares issued and the applicable subscription price and, in the case of market purchases of Ordinary Shares undertaken by the Company on the SGX-ST, the number of Ordinary Shares repurchased and the applicable purchase price.

Any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable. Adjustments will be made in such a way so as to ensure that a Participant will not receive a benefit that a Member does not receive.

Modifications or Alterations to the SingTel Performance Share Plan

The SingTel Performance Share Plan may be modified and/or altered at any time and from time to time by a resolution of the Committee, in its absolute discretion, subject to the prior approval of such regulatory authorities as may be necessary.

However, no modification or alteration shall adversely affect the rights attached to awards granted prior to such modification or alteration except with the written consent of such number of Participants under the SingTel Performance Share Plan who, if their awards were released to them, would thereby become entitled to not less than three-quarters in nominal amount of all the Ordinary Shares which would be delivered pursuant to all outstanding awards granted under the SingTel Performance Share Plan.

No alteration shall be made to particular rules of the SingTel Performance Share Plan to the advantage of the Participants except with the prior approval of Members in general meeting.

2.3 Financial Effects of the SingTel Performance Share Plan

Share Capital

The SingTel Performance Share Plan will result in an increase in the Company's issued ordinary share capital only if new Ordinary Shares are issued to Participants. The number of new Ordinary Shares issued will depend on, *inter alia*, the size of the awards granted under the SingTel Performance Share Plan. If, instead of issuing new Ordinary Shares to Participants, existing Ordinary Shares are purchased for delivery to Participants, the SingTel Performance Share Plan will have no impact on the Company's issued share capital.

Net Assets

As described below under the paragraph on earnings per Ordinary Share, the SingTel Performance Share Plan will result in a charge to the Company's income statement, over the service period from the grant date to the vesting date, equal to the market value at which the new Ordinary Shares are issued or the existing Ordinary Shares are purchased. Accordingly, the consolidated net assets of the Company would decrease by the amount charged (after any adjustment for tax).

Nonetheless, it should be noted that the delivery of Ordinary Shares to Participants of the SingTel Performance Share Plan is contingent upon the Participants meeting prescribed performance targets and conditions. Accordingly, it would have resulted in significant added value to the Company's consolidated net assets before Ordinary Shares are delivered.

Earnings per Ordinary Share

The SingTel Performance Share Plan will result in a charge to earnings, over the service period from the grant date to the vesting date, equivalent to the market value at which the new Ordinary Shares are issued or the existing Ordinary Shares are purchased.

Although the SingTel Performance Share Plan will have a dilutive impact on the Company's consolidated earnings per Ordinary Share, it should be noted that the delivery of Ordinary Shares to Participants of the SingTel Performance Share Plan is contingent upon the Participants meeting prescribed performance targets and conditions.

For illustration purposes only, based on the issued ordinary share capital of the Company as at the Latest Practicable Date, awards over up to 1,535,276,069 new Ordinary Shares (being 10 per cent. of the issued ordinary share capital of the Company as at the Latest Practicable Date, less the number of Ordinary Shares comprised in share options granted under the 1999 Scheme and outstanding as at the Latest Practicable Date) may be granted pursuant to the SingTel Performance Share Plan. This works out on average to award grants of up to 153,527,606 new Ordinary Shares per year over the 10-year period of the SingTel Performance Share Plan. However, the actual number of awards over which new Ordinary Shares may be granted under the SingTel Performance Share Plan would be at the discretion of the Committee.

Nonetheless, it should be noted that, based on the Company's internal guidelines and computations, the number of Ordinary Shares to be allotted and issued or transferred to Participants in each year (assuming that all awards vest in their entirety) is expected to be less than the number of Ordinary Shares which may be issued by the Company pursuant to the exercise of share options granted under the 1999 Scheme in each year, if the grant of share options under the 1999 Scheme had not been suspended.

The number of existing Ordinary Shares purchased from the market which may be delivered pursuant to awards granted under the SingTel Performance Share Plan and the amount of cash which may be paid upon the release of such awards in lieu of Ordinary Shares, will not be subject to any limit.

The SingTel Performance Share Plan shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years from the date of commencement of the SingTel Performance Share Plan.

Notwithstanding the expiry or termination of the SingTel Performance Share Plan, any awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the SingTel Performance Share Plan

Subject to prevailing legislation, SGX-ST guidelines and Article 138 being altered as proposed in paragraph 6.1 below, the Company will have the flexibility to deliver Ordinary Shares to Participants upon vesting of their awards by way of:

(i) an issue of new Ordinary Shares; and/or
(ii) the purchase of existing Ordinary Shares.

The Committee can also determine to make a release of an award, wholly or partly, in the form of cash rather than Ordinary Shares.

The Company will adopt such policies as are necessary in order to achieve cost-effectiveness, when determining whether to use new Ordinary Shares, existing Ordinary Shares, or a combination of both, or cash in lieu of Ordinary Shares, in connection with the release of awards.

New Ordinary Shares allotted and issued, and existing Ordinary Shares procured by the Company for transfer, on the release of an award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Ordinary Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Ordinary Shares then in issue.

The Committee has the right to make computational adjustments to the audited results of the Company or the Group to take into account such factors as the Committee may determine to be relevant, including changes in accounting methods, taxes and extraordinary events, and the right to amend the performance condition(s) if the Committee decides that a changed performance condition would be a fairer measure of performance.

Adjustment Events

If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:

(i) the nominal amount, class and/or number of Ordinary Shares which are the subject of an award to the extent not yet vested; and/or
(ii) the nominal amount, class and/or number of Ordinary Shares over which future awards may be granted under the SingTel Performance Share Plan,

shall be adjusted in such manner as the Committee may, in its absolute discretion, determine to be appropriate provided that the rights of a Participant will be changed to the extent necessary to comply with the rules of any stock exchange on which the Company is listed that apply at the time of the variation, including the rules that apply to a reorganisation of capital at that time.

The selection of a Participant and the number of Ordinary Shares which are the subject of each award to be granted to a Participant in accordance with the SingTel Performance Share Plan shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as his rank, job performance, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the extent of effort required to achieve the performance condition within the performance period.

Currently, the Company intends to grant awards to between five to 10 per cent. of all eligible employees, based on their job scope or performance or their potential to contribute to the Group.

The Committee, in its absolute discretion, shall decide, in relation to each award to be granted to a Participant:

(i) the date on which the award is to be granted;
(ii) the number of Ordinary Shares which are the subject of the award;
(iii) in the case of performance-related awards:
 (a) the performance period; and
 (b) the performance condition;
(iv) the prescribed vesting periods; and
(v) the extent to which Ordinary Shares, which are the subject of that award, shall be released at the end of each prescribed vesting period.

Awards may be granted at any time in the course of a financial year. An award letter confirming the award and specifying (*inter alia*), in relation to a performance-related award, the performance condition(s) and the performance period during which the performance condition(s) are to be satisfied, will be sent to each Participant as soon as reasonably practicable after the making of an award.

Special provisions for the vesting and lapsing of awards apply in certain circumstances including the following:

(1) the termination of the employment of a Participant;
(2) the bankruptcy of a Participant;
(3) the misconduct of a Participant; and
(4) a take-over, winding-up or reconstruction of the Company.

In general, upon the termination of the employment of a Participant, an award then held by such Participant shall immediately lapse without any claim whatsoever against the Company and/or the Group. If the termination is due to certain specified reasons (for example, ill health, injury or disability or redundancy), the Committee may, in its absolute discretion, preserve all or part of any award and decide either to vest some or all of the Ordinary Shares which are the subject of the award or to preserve all or part of any award until the end of the relevant vesting period.

Upon the occurrence of any of the events specified in paragraphs (2) and (3) above, an award then held by a Participant shall immediately lapse without any claim whatsoever against the Company and/or the Group.

Upon the occurrence of any of the events specified in paragraph (4) above, the Committee will consider, at its discretion, whether or not to release any award, and will take into account all circumstances on a case by case basis, including (but not limited to) the contributions made by that Participant. If the Committee decides to release any award, then in determining the number of Ordinary Shares to be vested in respect of such award, the Committee will have regard to the proportion of the performance period which has elapsed and the extent to which the applicable performance conditions have been satisfied.

Size and Duration of the SingTel Performance Share Plan

The total number of new Ordinary Shares which may be issued pursuant to awards granted under the SingTel Performance Share Plan, when added to the number of new Ordinary Shares issued and issuable in respect of all awards granted thereunder and all share options granted under the 1999 Scheme, shall not exceed 10 per cent. of the issued ordinary share capital of the Company on the day preceding the relevant date of award.

Based on information available as at 8 May 2003, being the latest practicable date prior to the printing of this Circular (the "**Latest Practicable Date**"), the Company estimates that a total of 1,600 employees will meet the eligibility criteria under the SingTel Performance Share Plan as at the Latest Practicable Date. The 10 per cent. limit will therefore be necessary to accommodate the pool of potential Participants. The 10 per cent. limit is, however, still lower than the 15 per cent. limit now allowed under the Listing Manual of the SGX-ST.

Consequent upon the Directors' decision to implement performance-based share incentive plans, the Directors implemented the SingTel Executives' Performance Share Plan in June 2003 and granted awards to selected employees of the Group, details of which are set out in paragraph 2.4 below. Under the SingTel Executives' Performance Share Plan, the Company will purchase and deliver existing Ordinary Shares to participants upon the vesting of awards. Accordingly, the SingTel Executives' Performance Share Plan does not require the approval of shareholders or the Singapore Exchange Securities Trading Limited (**"SGX-ST"**) as no new Ordinary Shares are required to be issued.

The Directors propose to implement a new performance-based share incentive plan (the **"SingTel Performance Share Plan"**) which will enable the Company to have the flexibility to either allot and issue new Ordinary Shares or purchase existing Ordinary Shares upon the vesting of awards under the SingTel Performance Share Plan. Save as aforesaid, the SingTel Performance Share Plan and the SingTel Executives' Performance Share Plan are similar in all respects. Accordingly, upon the adoption of the SingTel Performance Share Plan, the Directors will terminate the SingTel Executives' Performance Share Plan. Notwithstanding the termination of the SingTel Executives' Performance Share Plan, any awards granted thereunder and prior to its termination will continue to remain valid.

The SingTel Performance Share Plan will give participants (the **"Participants"**) an opportunity to have a personal equity interest in the Company and to help achieve the following positive objectives:

(a) the motivation of the Participant to optimise his performance standards and efficiency and to maintain a high level of contribution to the Group;
(b) the retention of key executives and executive directors of the Group whose contributions are essential to the long-term growth and profitability of the Group;
(c) to instil loyalty to, and a stronger identification by employees with the long-term prosperity of, the Company;
(d) to attract potential employees with relevant skills to contribute to the Group and to create value for the shareholders of the Company; and
(e) to align the interests of employees with the interests of the shareholders of the Company.

Performance conditions may be set with reference to targets on shareholders' return, profitability of the Group, revenue or market share of the Group. International best practices indicate that total shareholders' return, which takes into account the share price and dividend, is a well-established benchmark in relation to performance conditions for performance-based share incentive plans.

The Directors have prescribed, and intend to prescribe, performance conditions for the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan with reference to the total shareholders' return of the Group relative to the MSCI Asia-Pacific Telecommunications Index. Accordingly, the number of Ordinary Shares to be released to participants of such performance-based share incentive plans will depend directly on how well the Group performs, as compared to comparable telecommunications companies in the MSCI Asia-Pacific Telecommunications Index.

2.2 The SingTel Performance Share Plan

The following is a summary of the principal rules of the SingTel Performance Share Plan. The detailed rules of the SingTel Performance Share Plan are available for inspection by Members (see page 19 of this Circular for details).

Eligibility

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act, Chapter 50 (the **"Companies Act"**)), shall be eligible to participate in the SingTel Performance Share Plan, at the absolute discretion of the committee of Directors (the **"Committee"**) appointed to administer the SingTel Performance Share Plan:

(i) employees of the Group (including any director of the Group performing an executive function (**"Group Executive Director"**)) who have attained the age of twenty-one (21) years; and
(ii) employees who qualify under paragraph (i) above and are seconded to any associated company of the Company or any other company in which the Company holds shares.

Awards

Awards represent the right of a Participant to receive fully paid Ordinary Shares, their equivalent cash value or combinations thereof, free of charge, provided that certain prescribed performance conditions (if any) are met and/or upon expiry of the prescribed vesting periods.

Ordinary Shares which are allotted or transferred to a Participant pursuant to the release of an award shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, during a specified period (if any), except to the extent approved by the Committee.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Directors:
Ang Kong Hua
Lee Hsien Yang
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Tommy Koh
LG Lim Chuan Poh
John Powell Morschel
Chumpol NaLamlieng
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

15 July 2003

To: The Members, and holders of CHESS Units of Foreign Securities in ordinary shares (**"CUFS"**), of Singapore Telecommunications Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 The Directors of Singapore Telecommunications Limited (the **"Company"**) propose to seek the approval of Members at an Extraordinary General Meeting (**"EGM"**) of the Company to be held on 29 August 2003 for the following proposals:

(i) the proposed adoption of the SingTel Performance Share Plan;
(ii) the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited (**"ASX"**);
(iii) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX;
(iv) the proposed renewal of the share purchase mandate;
(v) the proposed alterations to the Articles of Association of the Company (the **"Articles"**); and
(vi) the proposed share issue mandate.

1.2 The purpose of this Circular is to explain the reasons for, and to provide Members and CUFS holders with information relating to, the proposals to be tabled at the EGM.

2. THE PROPOSED ADOPTION OF THE SINGTEL PERFORMANCE SHARE PLAN

2.1 Introduction

The remuneration structure for the management and employees of the Company and its subsidiaries (the **"Group"**) comprises, *inter alia*, the base salary, short term incentives (variable bonus) and long term incentives (share options).

On 21 March 2003, the Directors approved the suspension of the grant of share options under the Singapore Telecom Share Option Scheme 1999 (the **"1999 Scheme"**) and the implementation of performance-based share incentive plans, with the objective of giving participants the opportunity to receive fully paid ordinary shares of S$0.15 each in the capital of the Company (**"Ordinary Shares"**) or their equivalent cash value or combinations thereof, free of charge, provided certain prescribed performance conditions are met, upon the expiry of the prescribed vesting periods.

The rationale for the change is as follows:

(i) Share options may have the upside potential in a rising stock market even if corporate performance does not justify the reward. On the other hand, option holders have limited downside especially in a bear market if they choose not to exercise their share options.
(ii) Share awards under share incentive plans have both upside and downside risks for participants. Therefore, participants of share incentive plans have similar risk-reward incentives as that of shareholders. In addition, hurdles (that is, performance conditions) will ensure that share awards correlate with corporate performance.

CONTENTS

CIRCULAR DATED 15 JULY 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities in ordinary shares (**"CUFS"**), in the capital of Singapore Telecommunications Limited (the **"Company"**), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made or reports contained in this Circular.


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)



CIRCULAR TO MEMBERS AND CUFS HOLDERS

in relation to

(1) the proposed adoption of the SingTel Performance Share Plan;

(2) the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited;

(3) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited;

(4) the proposed renewal of the share purchase mandate;

(5) the proposed alterations to the Articles of Association of the Company; and

(6) the proposed share issue mandate.

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	27 August 2003 at 3.00 p.m.
Date and time of Extraordinary General Meeting	:	29 August 2003 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 11th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	31 Exeter Road Comcentre Multi-Purpose Hall, Basement 2 Singapore 239732

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

15 July 2003

Dear Shareholder/CPF Investor

This year's annual report, as in the previous years, comprises two separate reports:

i the Annual Review and Summary Financial Statement ("Summary Report"), which contains a review of the SingTel Group for the financial year ended 31 March 2003 and a summary of the audited financial statements of the Company and the Group; and

ii the Full Financial Report ("Full Report") which contains the full financial statements of the Company and the Group for the financial year ended 31 March 2003.

The Summary Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders and CPF Investors. The Full Report is provided at no cost upon request.

To receive a copy of the Full Report for this year and for future years, or to make changes to earlier requests, please tick the appropriate box below and return the request slip to SingTel no later than 4 August 2003. If we do not receive your request slip, we will take it that you do not wish to receive copies of the Full Report for this year and future years for so long as you are a SingTel shareholder/CPF Investor and that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited





Chan Su Shan (Ms)
Company Secretary

REQUEST SLIP

To Singapore Telecommunications Limited,

N.B. Please tick one box only

[ ] Please send me a copy of the Summary Report for financial year 2002/2003 and for as long as I am a SingTel shareholder/CPF Investor

[ ] Please send me a copy of the Full Report, in addition to the Summary Report, for financial year 2002/2003 and for as long as I am a SingTel shareholder/CPF Investor

[ ] I do not wish to receive copies of the Summary Report or the Full Report for so long as I am a SingTel shareholder/CPF Investor

Name of shareholder/CPF Investor: ______________________

NRIC/Passport number: ______________________

Mailing Address: ______________________

Signature: ______________________ Date: ______________________

(1st fold)

(2nd fold)

POSTAGE WILL
BE PAID BY
ADDRESSEE.
FOR POSTING IN
SINGAPORE ONLY

BUSINESS REPLY CARD
PERMIT NO. 02601



THE SECRETARIAT
SINGAPORE TELECOM
10 EUNOS ROAD 8
#02-36 SINGAPORE POST CENTRE
SINGAPORE 408600

(3rd fold)

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNUAL GENERAL MEETING

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ NRIC No. ____________________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 11th Annual General Meeting of the Company to be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 29 August 2003 at 2.30 p.m and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Resolutions	For	Against
1. To receive and adopt the Audited Accounts, Directors' Report and Auditors' Report		
2. To declare a first and final dividend of 36 2/3 % or 5.5 cents per share less income tax		
3. To re-elect Mr Lee Hsien Yang as Director		
4. To re-elect Mr Quek Poh Huat as Director		
5. To re-elect Mr Heng Swee Keat as Director		
6. To re-elect Mr Simon Israel as Director		
7. To re-elect Professor Tommy Koh as Director		
8. To approve Directors' fees payable by the Company, and payable by the Company and its child entities		
9. To appoint Auditors and authorise the Directors to fix their remuneration		
10. To authorise Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
	Total Number of Ordinary Shares held	

Dated this ______________ day of __________ 2003

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read the following notes

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.

4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

EXTRAORDINARY GENERAL MEETING

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of Singapore Telecommunications Limited, the Circular to Members and CUFS Holders dated 15 July 2003 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and *shall be ineffective for all intents and purposes if used or* purported to be used by them.

I/We ______________________________ NRIC No. ____________________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 29 August 2003 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 11th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary and Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1 (Ordinary Resolution) To approve the proposed adoption of the SingTel Performance Share Plan		
Resolution 2 (Ordinary Resolution) To approve the proposed SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited		
Resolution 3 (Ordinary Resolution) To approve the proposed participation by the Relevant Person specified in paragraph 4.2 of the Circular to Members and CUFS Holders dated 15 July 2003 in the SingTel Performance Share Plan		
Resolution 4 (Ordinary Resolution) To approve the proposed renewal of the Share Purchase Mandate		
Resolution 5 (Special Resolution) To approve the proposed alterations to the Articles of Association of the Company		
Resolution 6 (Ordinary Resolution) To approve the proposed Share Issue Mandate		

Total Number of Ordinary Shares held	

Dated this ______________ day of ___________ 2003

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read the following notes

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 11TH ANNUAL GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on Friday, 29 August 2003 at 2.30 p.m. to transact the following businesses:-

ORDINARY BUSINESS

1. To receive and adopt the Audited Accounts for the financial year ended 31 March 2003 and the Directors' Report and the Auditors' Report thereon. (Resolution 1)

2. To declare a first and final dividend of 36 2/3% or 5.5 cents per share less income tax in respect of the financial year ended 31 March 2003. (Resolution 2)

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:-

   a) Mr Lee Hsien Yang [1] (Resolution 3)
   b) Mr Quek Poh Huat [1] (Resolution 4)

4. *To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles* of Association and who, being eligible, offer themselves for re-election:-

   a) Mr Heng Swee Keat [1] (Resolution 5)
   b) Mr Simon Israel [1] (Resolution 6)
   c) Professor Tommy Koh [1] (Resolution 7)

5. To approve Directors' fees payable by:-
   a) the Company of S$675,375 for the financial year ended 31 March 2003 (2002 : S$419,584; increase S$255,791); and
   b) the Company and its child entities (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of S$855,375 for the financial year ended 31 March 2003 (2002: S$484,583; increase S$370,792).[2] (Resolution 8)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (Resolution 9)

7. To transact any other business of an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without any amendments the following resolution as an ordinary resolution:–

   That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 (the "1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 10 per cent. of the issued share capital of the Company from time to time. (Resolution 10)

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2003

1 Detailed information about these directors can be found in the "Corporate Governance Report" and "Profile of Directors" sections of the Company's *Full Financial Report.*

2 Voting Exclusion - Resolution 8

The Company will disregard any votes cast on this resolution by

a) a director of the Company; and

b) an associate (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of that person (or those persons).

However, the Company need not disregard a vote if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction in the proxy form to vote as the proxy decides.

STATEMENT PURSUANT TO ARTICLE 58(C) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Resolution 10 is to empower the Directors to issue shares in the capital of the Company, pursuant to the Singapore Telecom Share Option Scheme 1999 provided that the aggregate number of shares to be issued does not exceed 10 per-cent. of the issued share capital of the Company for the time being.

Notwithstanding Resolution 10, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

NOTES:

With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited (who may each appoint more than two proxies), a member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him and such proxy need not be a member of the Company. Every instrument of proxy, other than instruments of proxy from CHESS Depositary Nominees Pty Limited, shall be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting. Every instrument of proxy from CHESS Depositary Nominees Pty Limited must be lodged by the holders of CHESS Units of Foreign Securities in shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.

In relation to the retirement of Directors by rotation at the 11th Annual General Meeting, Mr Ang Kong Hua and LG Lim Chuan Poh are also due to retire by rotation, but have each given notice to the Company that he does not wish to be re-elected to office thereat.

NOTICE OF BOOKS CLOSURE (for Shares quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed from 8 September 2003 to 10 September 2003 (both dates inclusive) for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares of S$0.15 each in the capital of the Company ("Shares") received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 September 2003 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 5 September 2003 will be entitled to the proposed final dividend less income tax. Payment of the dividend, if approved by members at the 11th Annual General Meeting, will be made on 26 September 2003.

NOTICE OF RECORD DATE (for Shares quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date (the "Record Date") to determine entitlements to the proposed final dividend is 5 September 2003. Holders of CHESS Units of Foreign Securities in shares in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend less income tax. Payment of the dividend, if approved by members at the 11th Annual General Meeting, will be made on 26 September 2003. The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2003

NOTE:

In the case of members other than CHESS Depositary Nominees Pty Limited, if you wish to have your SingTel dividend credited directly into your bank account, please contact The Central Depository (Pte) Limited at (65) 65357511 or any Authorised Trading Centre, if you have not already signed/returned your Direct Crediting Authorisation Form. In the case of holders of CUFS, if you wish to have your SingTel dividend credited directly into your bank account, please contact the Company's Australian registry, Computershare Investor Services Pty Limited at telephone number 1800 501 501 or 61-3-96155970, if you have not already signed/returned your Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded at www.computershare.com.